EXHIBIT 99.2

PRESS RELEASE

Banro Announces Year End 2013 Financial Results

Toronto, Canada – March 31, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the full year 2013 and fourth quarter 2013.

FINANCIAL HIGHLIGHTS
•	Revenue of $111.8 million ($42.6 million in 2012); Q4 2013 revenue of $27.0 million ($33.9 million in Q4 2012)
•	Net income of $1.6 million or $0.01 per share (loss of $4.6 million or $0.02 per share in 2012)
•	Cash and cash equivalents of $4.5 million at December 31, 2013 ($27.0 million at December 31, 2012)

OPERATIONAL HIGHLIGHTS
•	Production of 82,591 ounces of gold in 2013 (compared to 25,185 ounces of post-commercial production in 2012); 22,858 ounces in Q4 2013 (19,750 ounces in Q4 2012)
•	In 2013, 80,497 ounces of gold were sold at an average price of $1,389 (24,963ounces of gold were sold post-commercial production at an average gold price of $1,708 per ounce in 2012)

“During 2013, we continued our expansion program at Twangiza to bring the plant up to a design capacity of 1.7 million tonnes per year and achieved first gold production from Namoya during the commissioning process,” commented Dr. John Clarke, President & CEO. “Not only did we make significant progress with both the Twangiza and Namoya projects, we successfully contained our operating costs at Twangiza to maintain our $500 per ounce margins each quarter, with respect to the cash costs, which translates into an average greater than $300 per ounce on an all-in sustaining cost basis for the final three quarters of the year, when gold prices were continuing to decline.”

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

2013 HIGHLIGHTS
Financial
The table below provides the summary of financial and operating results for the years ended December 31, 2013 and 2012 as well as the four quarters of 2013.

	2013	20121,2	Q4 2013	Q4 2012	Q3 2013	Q2 2013	Q1 2013
Selected Financial Data
Revenues	111,808	42,631	27,022	33,939	27,133	24,484	33,169
Total mine operating expenses3	(91,739)	(30,196)	(23,661)	(22,206)	(23,912)	(21,951)	(22,215)
Gross earnings from operations	20,069	12,435	3,361	11,733	3,221	2,533	10,954
Net income/(loss)	1,630	(4,561)	2,086	5,874	(3,671)	(3,054)	6,269
Basic net earnings/(loss) per share ($/share)	0.01	(0.02)	0.01	0.03	(0.01)	(0.01)	0.03
Key Operating Statistics
Average gold price received ($/oz)	1,389	1,708	1,264	1,711	1,329	1,342	1,621
Gold sales (oz)	80,497	24,963	21,379	19,840	20,410	18,252	20,456
Gold production (oz)	82,591	25,185	22,858	19,750	20,784	19,347	19,602
All-in sustaining cost per ounce ($/oz)4	1,026	1,209	841	1,174	1,059	1,086	1,141
Cash cost per ounce ($/oz)4	801	879	760	840	821	789	840
Gold margin ($/oz)4	588	821	504	875	508	553	816
Financial Position
Cash and cash equivalents	4,452	27,049	4,452	27,049	14,827	43,182	17,293
Gold bullion inventory at market value5	6,281	5,064	6,281	5,064	4,962	4,521	3,240
Total assets	822,033	635,787	822,033	635,787	783,190	757,692	669,424
Long term debt	158,599	154,685	158,599	154,685	157,621	156,642	155,664

(1)	For the years ended December 31, 2013 and 2012.
(2)	The Company declared commercial production effective September 1, 2012. Full-year 2012 figures reflect only four months of production revenues and related mine operating expenses.
(3)	Includes depletion and depreciation.
(4)	All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of this press release for additional information.
All-in sustaining cost per ounce, cash cost per ounce and gold margin for Q1 2013 have been restated on a production basis as compared to a sales basis in prior periods.
(5)	This represents 5,215 ounces of gold bullion inventory, with a cost of $4,201, shown at the December 31, 2013 closing market price of $1204.50 per ounce of gold.

•
Revenues for 2013 were $111,808, compared with revenue of $42,631 in 2012, which represents only four months of commercial production in 2012. Revenues of $68,112 generated prior to September 1, 2012 were considered pre-production and credited to mine under construction in 2012. Revenues during the fourth quarter of 2013 were $27,022 compared with revenue of $33,939 for the fourth quarter of 2012.

•
Mine operating expenses, including depletion and depreciation, for the year ended December 31, 2013 were $91,739 compared to $30,196 for the four months of commercial production in 2012. Production costs for the year ended December 31, 2013 were $66,187 compared to $22,139 in 2012, which represented four months of commercial production in 2012. Mine operating expenses, including depletion and depreciation, for the fourth quarter of 2013 were $23,661 compared to $22,206 for the same period in 2012. Production costs for the fourth quarter of 2013 were $17,379 compared to $16,587 in the fourth quarter of 2012.

•	Gross earnings from operations for the year ended December 31, 2013 were $20,069 (compared to $12,435 for the year ended December 31, 2012).

•
Cash costs for the year ended December 31, 2013 were $801 per ounce of gold (compared to $879 per ounce of gold for the four months of commercial production in 2012) and all-in cash costs were $1,026 (compared to $1,209 for the four months of commercial production in 2012).

(ii) Operational
•
The Twangiza and Namoya mines have an LTIFR (lost time injury frequency rate) which would equate to a 5-star safety rating per the standards of the National Occupational Safety Association (“NOSA”) of South Africa.

•
During the year ended December 31, 2013, the plant at the Twangiza Mine processed 1,023,981 tonnes of ore at an indicated head grade of 2.98 g/t Au and a recovery rate of 83.8% to produce 82,591 ounces of gold.

•
During the year, 80,497 ounces of gold were sold at an average gold price of $1,389 per ounce (compared to an average price of $1,708 per ounce obtained during 2012 commercial production) for total revenues of $111,808 (compared to total revenues of $42,631 during 2012, representing four months of commercial production).

(iii) Construction & Development

The following table summarizes the Company’s capital expenditures year-over-year:

Project	2013	change	2012
	($000's)	(%)	($000's)
Twangiza	26,413	(64%)	72,532
Namoya1	166,978	41%	118,304
(1) 2013 expenditure includes non-project costs comprising depreciation of $6,351, stock-based compensation of $982, and interest of $21,540 for a total of $28,873 non-project costs that were capitalized.

•
As of the date of this press release, the expansion of the Twangiza plant’s design capacity from 1.3Mpta to 1.7Mpta is practically complete with the remaining work to be done comprising the installation of the second elution circuit which is currently underway.

•	The Namoya plant construction stands at 98.45% and is expected to be completed by the end of April 2014 allowing for hot commissioning of the plant in Q2 2014.

•	At Namoya, since the start of 2014, approximately 130,000 tonnes of ore has been stacked on the leach pads for spraying of cyanide.

 (iv) Exploration

The following table summarizes the Company’s Mineral Resources and Mineral Reserves estimates year-over-year:

Banro Corporation	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Proven and Probable Mineral Reserves	2.36	53%	1.54
Total Measured and Indicated Mineral Resources1	8.35	(18%)	10.18
Total Inferred Mineral Resources	5.32	(24%)	7.01
(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

•
During 2013, exploration was scaled down at the Company’s exploration projects to focus on mine construction at Namoya and expansion at Twangiza, however the Company conducted a review of its Mineral Reserves and Mineral Resources using updated gold prices of $1,200 per ounce of gold to determine reserves (December 31, 2012 - $1,500) and $1,600 per ounce of gold to determine resources (December 31, 2012 - $2,000).

•
The update to the Company’s Mineral Reserves resulted in a 53% increase in Mineral Reserves to 2.36Moz, mainly as a result of converting 73% (equivalent to 1.34Moz) of 1.83Moz Measured and Indicated Mineral Resources at Namoya into Mineral Reserves.

•
The Company’s total Mineral Resources are 8.35 Moz measured and indicated contained in 161.10 million tonnes at a grade of 1.61g/t Au. In 2012 Measured and Indicated Mineral Resources were 10.18Moz contained in 214.39 million tonnes at a grade of 1.48g/t Au.

•
The Company’s Inferred Mineral Resources are 5.32 Moz contained in 98.32 million tonnes at a grade of 1.68g/t Au as at December 31, 2013.  In 2012 Inferred Mineral Resources were 7.01Moz contained in 156.32 million tonnes at a grade of 1.40g/t Au.

Details of Mineral Reserve and Mineral Resource estimates including tonnage and grades are presented on a project by project basis in the Exploration section of this press release. Additional information regarding the Company’s Mineral Reserves and Mineral Resources is also included in the Company’s press release dated March 27, 2014.

(v) Corporate development

•
In the first quarter of 2013, the Company established credit facilities for $30 million with two commercial banks in the DRC, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest, respectively.  The Rawbank facility (including accrued interest) was originally repayable in six equal installments, starting in October of 2013, but has since been renegotiated to be repayable in 10 equal monthly installments of $1.5 million commencing April 2014. The Ecobank facility was originally repayable in four equal quarterly payments commencing March 31, 2014, but has since been renegotiated to allow the first quarterly payment to commence at the end of May 2014, with the subsequent three quarterly payments occurring August 2014, November 2014, and February 2015.

•
In April 2013, the Company announced the closing of a short-form prospectus offering (the “Offering”) and concurrent private placement (the “Concurrent Offering”). The Offering consisted of 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795 and 116 series A preference shares of the Company priced at $25.00 per share for gross aggregate proceeds of $2,900. The Concurrent Offering consisted of 1,200 preferred shares of a subsidiary of the Company (the “Subco Shares”) and 1,200 associated series B preference shares of the Company priced at $25.00 per Subco Share and series B preference share for gross aggregate proceeds of $30,000.

•	In July 2013, a further $3 million credit facility was received from Rawbank which bears interest at a rate of 10% and is repayable over 24 monthly installments which commenced September 2013.

•
The Company secured $20 million in additional funding for completion of the Namoya project and general operating expenses for early months of production at Namoya through two sources. A loan from Banque Commerciale du Congo (“BCDC”) amounting to $10 million is repayable commencing February 2014 in ten equal monthly installments of $1 million and a final installment of $384 with an annual interest rate of 8%. The remaining $10 million of loans were secured through the resource fund of Auramet Trading, LLC (the “Auramet loans”), the organization through which the Company sells gold produced from its Twangiza Mine. The Auramet loans are repayable in six monthly physical gold deliveries commencing July 2014 and ending December 2014, through the delivery of 1,558 ounces each month.

•
In October 2013, the Company also negotiated a gold prepayment arrangement which provides for prepayment by Auramet for gold sales to Auramet up to 30 days in advance of gold delivery. The amount of prepayment at any one time will not exceed $7.5 million. This gold prepayment arrangement ended in March 2014.

•
In February 2014, the Company completed a $40 million financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement will pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 55,525 common shares of the Company at a strike price of $0.7204 per common share

OUTLOOK

Banro Full Year Guidance	2014

Twangiza (oz), full year	100,000 to 110,000
Namoya (oz)2, half year	50,000 to 60,000

Twangiza cash cost per ounce ($US/oz)1	650 to 750
Namoya cash cost per ounce ($US/oz)1,2	700 to 800

(1) Cash cost per ounce is a non-GAAP measure. Refer to the non-GAAP measures section of this press release for additional information.
(2) The production and cash cost above only take into consideration Namoya in commercial production, i.e. H2 2014.

In consideration of potentially depressed gold prices in the foreseeable future and the Company’s intent to replace and grow depleted ounces, the Company has developed several key objectives for 2014. These objectives are aimed at increasing gold production while containing costs, and increasing the Company’s Mineral Resources to potentially prolong the life of its mines thereby increasing shareholder value. These objectives include:

•	Completing the Namoya Mine construction by the end of April 2014 and commissioning during Q2 2014 and stabilizing production at 9,000 to 10,000 ounces per month during Q3 and Q4 of 2014

•
Continuing optimization of gold production by focusing on efficiencies for mine, plant, and human resources to secure consistent production of  9,000 to 10,000 ounces per month from the Twangiza and Namoya mines following commercial production at Namoya

•
Focusing exploration initiatives on growing and replacing Mineral Resources through near-mine delineation drilling at Namoya and Twangiza while undertaking limited, but focused regional exploration at Kamituga and Lugushwa.

The Company’s capital expenditure forecast for 2014 as compared to 2013 is set out below:

Project	2014	change	2013
	($000's)	(%)	($000's)
Twangiza Mine1	27,918	6%	26,413
Namoya Mine1	10,420	100%	_
Namoya Mine2 - pre-commercial production	40,165	(76%)	166,978
Exploration	8,841	(60%)	22,007
(1) Comprises sustaining capital expenditures for the year.
(2) Comprises pre-commercial production operating expenses that will be capitalized per accounting rules.

•
Twangiza capital expenditures forecast for 2014 consist primarily of sustaining capital, including the continued construction of the Tailings Management Facility (“TMF”). Also included in sustaining capital are many elements of the mobile fleet at the Twangiza Mine which are reaching the end of their productivity cycle due to normal wear and tear and will require investment in rebuilds to maintain a condition that will support the mining plan for 2014 and beyond. The capital expenditures for Twangiza in 2013 consisted mainly of sustaining capital relating to the construction of the TMF as well as the plant expansion project.

•
Namoya capital expenditures for 2014 are comprised of expenses being capitalized for accounting reasons as described in the footnote in the table above as well as forecast expenses relating to sustaining capital. The Company will need to refurbish and/or replace elements of the old mining fleet that were purchased to facilitate the construction of the mine, purchase critical spares to provide operational security for the new plant, and continue the scheduled buildup of the walls of the TMF.

•	Exploration expenditures, which are capitalized under the accounting rules, are expected to decrease by 40% from 2013 planned expenditures while 2013 planned expenditures were 54% less than 2012.

TWANGIZA MINE

The Company’s objectives for the Twangiza Mine in 2013 were to increase throughput, recovery rates and gold production at Twangiza through its plant optimization and expansion project. Plant modifications, including a new crusher and mineral sizer as well as additional elution tanks, were planned to increase design throughputs to up to 1.7Mtpa, increasing gold production to the 8,000-10,000oz/month range by Q4 2013. Actual results for the year ended December 31, 2013 were approximately 1.0Mt of ore processed at the plant achieving an average recovery of 83.8% (as compared to approximately 82% during commercial production in 2012) to produce an average of 6,883oz/month (as compared to 6,296/oz month during the four months of commercial production in 2012). Although the annual throughput and average monthly production was less than expected, the Company did observe an increase in throughput (on an annualized basis), recovery rate, and monthly production during the fourth quarter of 2013 as the plant expansion project neared its completion.

TWANGIZA MINE	2013	Q4 2013	Q3 2013	Q2 2013	Q1 2013

Gold sales (oz)	80,497	21,379	20,410	18,252	20,456
Gold produced (oz)	82,591	22,858	20,784	19,347	19,602
Material mined (t)	4,115,657	902,416	1,168,875	1,070,462	973,904
Ore mined (t)1	1,758,972	366,625	494,535	405,283	492,529
Waste mined (t)	2,357,685	535,791	674,340	665,179	482,375
Strip ratio (t:t)2	1.35	1.46	1.36	1.64	0.98
Ore milled (t)1	1,023,981	282,831	266,320	235,730	239,100
Head grade (g/t)3	2.98	3.15	2.83	2.91	3.04
Recovery (%)	83.8	84.4	82.9	83.4	84.5
Cash cost per ounce ($US/oz)4	801	760	821	789	840

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2) Strip ratio is calculated as waste mined divided by ore mined.

(3) Head grade refers to the indicated grade of ore milled.

(4) Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of this press release for additional information.

Cost per tonne material mined	20131	Q4 2013	Q3 2013	Q2 2013	Q1 2013
	($US/t)	($US/t)	($US/t)	($US/t)	($US/t)
Mining Costs	3.7	5.6	3.4	2.9	3.0
Processing Costs	7.9	9.3	7.3	7.3	7.9
Overhead	4.5	4.3	3.9	4.1	6.0
Total cost per tonne material mined	16.1	19.3	14.6	14.3	16.9
(1) For the year ended December 31, 2013

Cost per tonne ore milled	20131	Q4 2013	Q3 2013	Q2 2013	Q1 2013
	($US/t)	($US/t)	($US/t)	($US/t)	($US/t)
Mining Costs	14.7	18.0	14.9	13.0	12.2
Processing Costs	31.7	29.8	32.0	33.1	32.3
Overhead	18.2	13.7	7.2	18.6	24.4
Total cost per tonne ore milled	64.6	61.4	64.1	64.7	68.9
(1) For the year ended December 31, 2013

Cost per ounce produced	20131	Q4 2013	Q3 2013	Q2 2013	Q1 2013
	($US/oz)	($US/t)	($US/oz)	($US/oz)	($US/oz)
Mining Costs	182	222	191	159	149
Processing Costs	393	369	410	403	394
Overhead	226	169	220	227	297
Total cash cost per ounce	801	760	821	789	840
(1) For the year ended December 31, 2013

Mining

A total of 4,115,657 tonnes of material (2012 - 3,014,926 tonnes) were mined during the year ended December 31, 2013. Total ore mined was 1,758,972 tonnes (2012 - 1,731,329 tonnes), which was within less than a 1% difference compared to management’s forecast for the year. Although the volume of ore mined was as expected, the higher strip ratio (1.35 compared to a forecasted strip of 0.34) was due to significantly greater waste material having been moved during the year. This was primarily the result of two contributing causes: the first contributor to the higher waste tonnage mined was the mining of some areas beneath and outside the grade control envelope originally modeled as ore were converted to marginal ore or waste after field observations; the second contributing factor was the mining of more waste outside of one particular pit wall in order to stabilize the wall itself. Similar to 2012, the higher strip ratio was also a function of adjustments to the mining plan in order to optimize grades delivered to the mill during periods of low throughput.

Processing & Engineering

For the year ended December 31, 2013, the plant at the Twangiza Mine processed 1,023,981 tonnes of ore (2012 - 974,399 tonnes or 75% of 1.3Mtpa design capacity) or 60% of the future expected annual design throughput of up to 1.7Mtpa design capacity resulting from the plant expansion. The Company experienced continued issues with regards to the front-end to the plant even after upgrading the mineral sizer (primary crusher). Throughput was negatively impacted during rainy periods and seriously impacted during heavy rains. Given the issues experienced with wet material on the front-end of the plant and the resulting significant adverse impact to overall throughput, the Company pursued an initiative to provide roofing above the ROM (Run-of-Mine) pad in late 2013 to be able to secure adequate dry stockpile material at any point in time. Recoveries during the year were at an average rate of 83.8% (2012 – 81.9%), showing an improvement from the prior year primarily as a result of the longer residence time of material with the installation of additional tank capacity as part of the plant upgrade. The lower than forecasted average monthly gold production for the year was primarily a result of the lower throughput for the year ended December 31, 2013.

Twangiza Plant Optimization and Expansion

As of the date of this press release, the plant optimization and expansion project was practically complete, with the exception of the second elution system and the second carbon kiln.

As part of the plant expansion project, the mineral sizer (primary crusher) and both secondary and tertiary crushers were replaced with larger and more robust units. These units were installed and operational during the second quarter of 2013 with the sizer being installed later in June 2013.

The new carbon regeneration kiln demonstrated continuous improvement of carbon activities and subsequent absorption while the two new air blowers on the existing carbon-in-leach (“CIL”) circuit have provided increased dissolved oxygen levels as expected.

The addition of the four new CIL tanks (which were installed during Q3 2013) followed by the refurbishment of the six original tanks is expected to bring recoveries to between 85% and 90% in 2014 at a design capacity of up to 1.7 Mtpa. The modification of the six original tanks was completed in Q4 2013.

The second complete (modular) elution system has been delivered and is currently on site being assembled. This will allow for two parallel streams of processing at the plant.

Sustaining Capital Activities

During the year ended December 31, 2013, and subsequently up to the date of this press release, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Mine:

•	ROM Pad Roofing
Phase 1 of the ROM pad roofing has been completed, representing approximately 40% of the final roof area.

•	Tailings Management Facility
The bulk fill, sand drainage, clay seal and protective waste curtain were simultaneously extended beyond the design height of the two year wall to 2033.5mRL. Due to adverse weather elements, limited work was done during December through to March. Bulk filling at the five year wall has commenced and requires an additional 58mRL, equivalent to 1.5Mt of material, to reach its intended height.

NAMOYA MINE DEVELOPMENT

The Namoya project consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema Province in the east of the DRC, approximately 225 kilometres southwest of the town of Bukavu. The Company is nearing the completion of an open pit hybrid CIL/heap leach gold mine at Namoya. The Company experienced some delays in the construction of the mine which lead to cost overruns for the project. Given the delays experienced in the completion of construction of the plant at the Namoya Mine a plan was implemented in Q3 2013 to initiate trial stacking of ore on the completed leach pads. This plan consisted of bypassing the main Namoya ROM pad and transporting material directly to two mobile crushers which directly fed (including cement additions) the grasshoppers placed on the heap leach pads for stacking of ore. Construction of the Namoya Mine is expected to be completed by the end of April 2014 with commercial production expected at the end of Q2 2014. As of the date of this press release, the Namoya Mine is 98.45% complete.

Key Achievements in 2013

•	Mining
Mining commenced at the Seketi and Mwendamboko pits during the third and fourth quarters, respectively, with activities focused on stockpiling of low, medium, and high grade ore as well as grade control drilling to support short- to medium-term mine planning.

•	Heap Leach and Solution Management
Installation of the high-density polyethylene (HDPE) lining of the heap leach pads was completed during the fourth quarter rendering all leach pads ready to receive the pad gravel (aggregate) drainage blanket and crushed ore. To date, approximately 17% of the leach pads have been covered by pad gravel, thus allowing for the stacking of crushed ore. The pregnant and barren solution ponds have been completed and are in use. The emergency and detox ponds are awaiting lining to be put in use. During the fourth quarter the first of two carbon-in-solution (CIS) columns and the pregnant feed solution line to the first CIS column were completed as part of the plan to produce gold while still completing construction of the remainder of the plant. While only one CIS Column is currently being utilized the second CIS column is being completed.

As part of the plan to produce gold prior to project completion, the stacking of crushed ore on the heap leach pads commenced in October 2013, and spraying of cyanide on the stacked ore commenced in December 2013. Recovery of gold onto activated carbon within the CIS commenced shortly thereafter. Gold on carbon was then stripped in the main CIL/gravity section of the plant’s carbon treatment facility (comprising of acid wash, elution, carbon regeneration, electrowinning, and the smelt house), which was completed in December 2013. This resulted in a symbolic first gold pour of 320 ounces at the end of December 2013 indicating that the end of the development project was near. Up to the date of this press release, the Company has continued to use mobile crushers and the processing scheme described above to produce gold while construction winds down. Since the start of 2014, approximately 130,000 tonnes of ore has been stacked on the leach pads for spraying of cyanide.

•	CIL, Gravity, and Other Plant Sections
The ROM wall and primary crusher were installed and completed in January 2014 while the scrubber, secondary and tertiary crushers, and screen circuit are awaiting structural mechanical piping for completion in March 2014. The assembly of conveyor systems is ongoing while all electrical systems (including substations and the main circuit control systems) are nearing completion.

•	Tailings Management Facility (“TMF”)
All major earthworks for the TMF have been completed and the HDPE lining of the raw water dam was also completed in 2013. The TMF will consist of an initial 620,000 cubic meters earthwall at a 12 metre height with a storage capacity of two years of tailings and is expected to be completed in April 2014.

•	Access Roads
The 420 kilometre main access road to Namoya from Uvira has been rehabilitated. Ten bridges have been upgraded, increasing the logistics capacity of freighting materials and equipment to the Namoya site. There is a road construction team that will be permanently in place to conduct general maintenance work on the roads to facilitate consistent delivery of goods to site via the existing access route.

•	Personnel
At peak construction there were approximately 2,074 employees, consisting of both construction and operational personnel. A recruiting initiative for personnel for the operating phase continued through to the end of the year. The Company intends to train personnel and develop appropriate systems in support of the operating phase of the Namoya mine. Demobilization of the construction and erection workforce commenced in December 2013. A crew has remained on site to focus on the completion of the project in April 2014 and will be required for cold and hot commissioning to help address any teething problems that may be experienced as production ramps up.

EXPLORATION

With Banro’s primary focus on the enhancements at the Twangiza plant and the development at Namoya, exploration programs were curtailed in 2013 with a shift in focus towards low-cost exploration activities at both mine sites and sufficient low cost activities at Kamituga and Lugushwa to maintain a presence on the properties.

(i) Twangiza Property

The Company’s Twangiza property consists of six exploitation permits covering an area of 1,156 square kilometres.

Exploration at Twangiza commenced in October 2005, and has included extensive geological mapping along the 3.5 kilometre long resource delineation of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North.  The following table summarizes the changes in the Twangiza Mineral Resource and Mineral Reserve estimates from December 2012 to December 2013:

Twangiza	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Proven and Probable Mineral Reserves	1.03	(33%)	1.54
Total Measured and Indicated Mineral Resources1	5.79	(24%)	7.59
Total Inferred Mineral Resources	0.53	(39%)	0.87
(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

The current Mineral Resource estimates for Twangiza (as at December 31, 2013) are as follows:

Twangiza	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	6.56	2.62	0.55	9.00	1.89	0.55	1.27	1.35	0.06
Non-oxide	5.97	2.23	0.43	92.87	1.43	4.26	12.1	1.22	0.47
Total	12.53	2.44	0.98	101.87	1.47	4.81	13.37	1.23	0.53
(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

The current Mineral Reserve estimates for Twangiza (as at December 31, 2013) are as follows:

Twangiza	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Proven	5.62	2.49	0.45
Probable	8.07	2.23	0.57
Total Proven and Probable	13.69	2.34	1.03

During 2013, exploration activities at Twangiza were focused on the Ntula-Mufwa corridor and prospects around Luntukulu. These activities involved auger drilling, geological mapping and an orientation stream sediments Bulk Leach Extractable Gold (“BLEG”) program. In the third quarter of the year, field camps in these areas were shut down to conserve resources and direct focus on the Twangiza plant expansion and optimization project and completion of the Namoya Mine. Since the reallocation of resources, the Ntula and Luntukulu areas have been kept on a care and maintenance basis.

The 2014 exploration program will focus on Mufwa, Ntula, Kabare and Luntukulu. BLEG stream sediments sampling, geological mapping and follow-up auger drilling and trenching will be undertaken at Mufwa. There will be a focus on delineating additional extensions of the broad low grade mineralization at Ntula during the latter part of the year. Similar to Mufwa, grassroots exploration work will be undertaken in the Kabare prospect involving BLEG sampling, geological mapping and target generation activities. In the Luntukulu prospect, geological mapping and follow-up drill targets generation will be undertaken using auger drilling and trenching work with the aim of generating significant shallow drill targets for potential testing during the last quarter of the year.

Additional information regarding Twangiza is included in the technical report dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov.

(ii) Namoya Property

The Company commenced exploration at Namoya in December 2004.  Diamond drill holes have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main separate deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit.  Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces.

The following table summarizes the changes in the Namoya Mineral Resource and Mineral Reserve estimates from December 2012 to December 2013:

Namoya	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Proven and Probable Mineral Reserves	1.34	-	-
Total Measured and Indicated Mineral Resources1	1.83	(2%)	1.86
Total Inferred Mineral Resources	0.34	0%	0.34
(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

The current Mineral Reserve estimates for Namoya (as at December 31, 2013) are as follows:

Namoya	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Proven	22.39	1.78	1.28
Probable	1.31	1.34	0.06
Total Proven and Probable	23.70	1.75	1.34

The current Mineral Resource estimates for Namoya (as at December 31, 2013) are as follows:

Namoya	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide, transition and fresh	23.75	1.98	1.51	6.03	1.62	0.31	6.52	1.61	0.34
(1) Measured and Indicated Mineral Resources are inclusive of Proven and Probable Mineral Reserves.

As reported in the third quarter of 2013, encouraging results from an infill drilling program at Namoya were released (see Banro press release dated July 15, 2013). No regional exploration was conducted during the last two quarters of the year with the focus mainly being on supporting the Namoya Mine development through grade control drilling and water supply borehole drilling. The exploration activities during the first two quarters of 2013 centered on refining the Namoya geological and mineralization model in preparation of a full Mineral Resource update. The exploration team was also tasked with assisting the development team in drilling works related to the construction site investigations.

The 2014 exploration activities at the Namoya project are planned to include:

(a)	Undertake shallow brownfields resource drilling within the mine footprint at Namoya Summit, Kakula, Mwendamboko and Filon B to generate additional oxide resource for the Namoya plant.

(b)	Undertake low cost exploration activities at the NW – SE extensions of Matongo, Kangurube

Additional information with respect to Namoya is contained in the technical report dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(iii) Lugushwa Property

The Lugushwa project consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in South Kivu Province in the east of the DRC.

The following table summarizes the changes in the Lugushwa Mineral Resource estimates from December 2012 to December 2013:

Lugushwa	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Indicated Mineral Resources	0.73	0%	0.73
Total Inferred Mineral Resources	3.53	(28%)	4.88

The current Mineral Resource estimates for Lugushwa (as at December 31, 2013) are as follows:

Lugushwa	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	-	-	-	16.91	1.35	0.73	6.17	1.56	0.31
Non-oxide	-	-	-	-	-	-	65.01	1.54	3.22
Total			-	16.91	1.35	0.73	71.18	1.54	3.53

During 2013, exploration activities at the Lugushwa project involved an extension of soil geochemistry coverage of the Lugushwa grid, follow-up auger drilling in various prospects, trenching/channeling, alluvial/terrace pit sampling and surface/drainage geological mapping of selected areas. Prospects and areas where exploration activities were focused included G7-Mapale, Carriere A, Mpongo, Mulezi (west of Mpongo prospect) and Kamasani (south of Mpongo prospect), Minkumbu, G8-Kolo, Duru (East of Carriere A) and the alluvial terraces of Kakangala. In all, 7,253 auger samples (equivalent to 5,699.60 metres), 423 rock channel samples (representing 406.30 metres), 136 pit samples, 10 BLEG samples and 11 stream samples were collected for Au analysis.

The 2014 exploration activities at the Lugushwa project are planned to include:

(a) Regional exploration work including a stream sediments BLEG sampling program in the first half of 2014,

(b) Selective ground follow-up work in the Mulezi, Miasa-Kabonzo, and G7-Mapale prospects,

(c) Follow-up work on targets generated from the BLEG program in the second half of the year, and

(d) An in-house IP survey of 3 km square blocks selected at Mpongo, Kimbangu and G8-Kolo.

Additional details with respect to Lugushwa are contained in the technical report dated March 15, 2013 and entitled, “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

 (iv) Kamituga Property

The Kamituga project consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.

The following table summarizes the changes in the Kamituga Mineral Resource estimates from December 2012 to December 2013:

Kamituga	December 31, 2013	change	December 31, 2012
	(Moz)	(%)	(Moz)
Total Inferred Mineral Resources	0.92	0%	0.92

The current Mineral Resource estimates for Kamituga (as at December 31, 2013) are as follows:

Kamituga	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)	Tonnage (Mt)	Grade (g/t Au)	Ounces (Moz)
Oxide	-	-	-	-	-	-	4.14	2.40	0.32
Non-oxide	-	-	-	-	-	-	3.12	6.00	0.60
Total			-			-	7.26	3.94	0.92

During 2013, exploration work at Kamituga involved 4,307.8 metres of auger drilling and trenching and sampling at the Kibukila, Filon 20, Mobale, G15, and Kiloboze prospects to test near surface mineralization. A total of 22 BLEG and 61 rock samples were also collected for Au analysis. Gridding and soil sampling were also undertaken with the objective of extending the central Kamituga soil grid towards the northeast and southwest of the central grid.

2014 exploration activities at the Kamituga project are planned to include the following:

(a) Regional exploration work, including a stream sediment BLEG sampling program in the first half of 2014,
(b) Selective ground follow-up work at the Kibukila, G15 and Kobokobo prospects to enhance current interpretation and refine drill targets,
(c)  Follow-up work on targets generated from the BLEG program in the second half of the year, and
(d) An in-house IP survey of a 2 square kilometer block at Kibikula to the north east of previous coverage.

 (v) Regional Exploration Property

The Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

No ground exploration was undertaken during 2013 in respect of these 14 permit areas.

Using Banro’s magnetic and radiometric data that was obtained in 2007, SRK (UK) Consulting Ltd. carried out an integrated qualitative interpretation and target generation work in 2009 on all the permit areas.  The report by SRK was qualitative and was based on the magnetic and radiometric data signatures on a large scale only. No quantitative interpretation was done. In 2012, Banro mandated Spectral Geophysics to carry out quantitative reinterpretation of the airborne data to generate additional targets. By applying various filters and transformations to the data one could detect very subtle structures associated with the mineralization.

The 2014 exploration activities at the regional exploration properties are planned to include undertaking a regional scale fine sediment sampling (BLEG) within the exploration permit areas to zone vast land areas into high and low priority areas for management decision making.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

NON-IFRS MEASURES

Management uses cash cost to monitor financial performance and provide additional information to investors and analysts. Cash cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties. Cash cost per ounce is determined on a production basis.

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation, depletion and royalties plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a production basis.

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the spot price per ounce of gold at close of the reporting period.

Cash cost	2013	2012	Q4 2013	Q4 2012	Q3 2013	Q2 2013	Q1 2013
	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	91,739	30,196	23,661	22,206	23,912	21,951	22,215
Less: Depletion and depreciation	(25,552)	(8,057)	(6,282)	(5,619)	(6,844)	(6,686)	(5,740)
Total cash costs	66,187	22,139	17,379	16,587	17,068	15,265	16,475
Gold production (oz)	82,591	25,185	22,858	19,750	20,784	19,347	19,602
Cash cost per ounce ($/oz)	801	879	760	840	821	789	840

All-in sustaining cost	2013	2012	Q4 2013	Q4 2012	Q3 2013	Q2 2013	Q1 2013
	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	91,739	30,196	23,661	22,206	23,912	21,951	22,215
Less: Depletion and depreciation	(25,552)	(8,057)	(6,282)	(5,619)	(6,844)	(6,686)	(5,740)
Total cash costs	66,187	22,139	17,379	16,587	17,068	15,265	16,475
Sustaining capital	18,586	8,320	1,838	6,601	4,950	5,738	5,889
All-in sustaining costs	84,773	30,459	19,217	23,188	22,018	21,003	22,364
Gold production (oz)	82,591	25,185	22,858	19,750	20,784	19,347	19,602
All-in sustaining cost per ounce ($/oz)	1,026	1,209	841	1,174	1,059	1,086	1,141

Corporate Update
The Company also reports that Peter V. Gundy has resigned from the Company’s Board of Directors.

Earnings Conference Call

Banro will host an investor conference call at 11:00AM EST on Monday March 31, 2014.

Year End 2013 Financial Results Conference Call Information

Toll Free (North America):       +1-877-223-4471
Toronto Local & International:        +1 647-788-4922

Year End 2013 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):   +1 800-585-8367                                Passcode:  58807936
Toronto Local & International:                +1 416-621-4642                                Passcode:  58807936

The conference call will replay will be available from 2:00PM EST on Monday March 31, 2014 until 11:59PM EST on Monday April 14, 2014.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the Mineral Resource and Mineral Reserve estimates included in this press release are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.

Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production, costs, cash flow and gold recoveries, Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves and the Company’s development and exploration plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations,
+1 (416) 366-9189 or
+1-800-714-7938, Ext. 2802 or
info@banro.com,
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